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                             March 16, 2021

       Kimberly Springsteen-Abbott
       Chief Executive Officer
       Commonwealth Income & Growth Fund IV
       4532 US Highway 19, Suite 200
       New Port Richey, FL 34652

                                                        Re: Commonwealth Income
& Growth Fund IV
                                                            Item 4.01 Form 8-K
                                                            Filed February 5,
2021
                                                            File No. 333-62526

       Dear Ms. Springsteen-Abbott:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Item 4.01 Form 8-K Filed February 5, 2021

       Exhibit 16, page 1

   1.                                                   In connection with your
Item 4.01 Form 8-K, you were required to file an Exhibit 16 letter from your former
accountant within four business days after the occurrence of such event.
                                                        Please amend your
filing to include this letter as Exhibit 16 to comply with Item 304(a)(3)
                                                        of Regulation S-K,
applicable under Item 4.01(a) of Form 8-K, and Item 4.02(c) of Form
                                                        8-K. Please also
separately address this matter for each of Funds V, VI, and VII.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Kimberly Springsteen-Abbott
Commonwealth Income & Growth Fund IV
March 16, 2021
Page 2

         You may contact Lyn Shenk at (202) 551-3380 if you have questions.



FirstName LastNameKimberly Springsteen-Abbott   Sincerely,
Comapany NameCommonwealth Income & Growth Fund IV
                                                Division of Corporation Finance
March 16, 2021 Page 2                           Office of Trade & Services
FirstName LastName